

October 6, 2010

Deborah Fortescue-Merrin, Chairman and Director
Creator Capital Limited
73 Front Street, Floor Two
Hamilton HM 12
Bermuda

      Re: Creator Capital Limited
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 22, 2010
              Form 20-F/A for the Fiscal Year Ended December 31, 2009
              Filed August 23, 2010
              Form 6-K filed July 16, 2010
              Form 6-K/A filed September 7, 2010
              File No. 001-14611

Dear Ms. Fortescue-Merrin:

      We have reviewed your letter dated September 22, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 8, 2010.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Item 16F. Change in Certifying Accountant, page 25

1.   We note your response to prior comment 1 included in your letter dated September 22, 2010. You indicate that you do not have the financial resources to pay the retainer required by your former accountant. Without knowing specific information about the retainer, including the amount to be billed or why it would be required if no future service is to be rendered, it is unclear how you have determined that this is an obstacle in obtaining the former accountant's letter. Your filing should include the former

accountant's letter pursuant to paragraph (a)(3) of Item 16F of Form 20-F. Amend the Form 20-F accordingly. Please note that your current auditor should have obtained similar information from your predecessor auditor, as is required to comply with paragraph (a)(3) of Item 16F of Form 20-F, in conjunction with the audit practices to be followed pursuant to AU Section 315, Change of Auditors.

Item 17. Financial Statements, page 26

2.   We reissue prior comment 3 from our letter dated August 3, 2010 and prior comment 2 from our letter dated September 8, 2010. Revise to include audit reports for the financial statements for the years ended December 31, 2008 and 2007. Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant